UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



FORM 8-K

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934**

DATE OF REPORT (Date of earliest event reported): August 7, 2012

CATERPILLAR FINANCIAL SERVICES CORPORATION
(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

Delaware	001-11241	37-1105865
(STATE OR OTHER JURISDICTION OF INCORPORATION)	(COMMISSION FILE NUMBER)	(IRS EMPLOYER IDENTIFICATION NUMBER)

2120 West End Avenue, Nashville, Tennessee   37203-0001
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)   (ZIP CODE)

Registrant's telephone number, including area code: (615) 341-1000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 <u>Other Events</u>.

Caterpillar Financial Services Corporation (the "Company", "we", "our") is filing this Current Report on Form 8-K in order to reflect certain retrospective revisions to the consolidated financial statements of the Company that were previously filed with the Securities and Exchange Commission ("SEC") by the Company on February 21, 2012 in our Annual Report on Form 10-K for the year ended December 31, 2011 (the "2011 Form 10-K"), to reflect changes in our reportable segments. As previously reported in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2012, effective January 1, 2012, the Company revised its reportable segments to align with changes in our executive management responsibilities. Previously we had four reportable segments: (1) North America, (2) Europe and Caterpillar Power Finance, (3) Asia-Pacific and Mining and (4) Latin America. Under the revised segment presentation, we now have five reportable segments: (1) North America, (2) Europe and Caterpillar Power Finance; (3) Asia/Pacific, (4) Latin America and (5) Mining. Accordingly, our First and Second Quarter 2012 Quarterly Reports on Form 10-Q contain the revised segment disclosure.

The Company is providing in this Form 8-K, revised segment information in the footnotes to the consolidated financial statements for each of the prior periods reported in the 2011 Form 10-K. This Current Report does not reflect events occurring subsequent to the filing of the 2011 Form 10-K, and does not modify or update the disclosures therein in any way, other than as required to reflect the change in segments as described above and set forth in Exhibit 99.1 attached hereto. The information in this Form 8-K, including the exhibits, should be read in conjunction with the 2011 Form 10-K and our subsequent filings with the SEC.

Item 9.01. <u>Financial Statements and Exhibits</u>.

(d) <u>Exhibits</u>. The following Exhibits are filed as part of this Report:

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm
99.1	General and Financial Information
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

Caterpillar Financial Services Corporation

Date: August 7, 2012   By: /s/ J. Wesley Blumenshine

Name: J. Wesley Blumenshine
Title: Secretary

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm
99.1	General and Financial Information
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S‑3 (Nos. 333-170652 and 333-173364) of Caterpillar Financial Services Corporation of our report dated February 21, 2012, except with respect to our opinion on the consolidated financial statements insofar as it relates to the change in reportable segments discussed in Note 14, as to which the date is August 7, 2012, relating to the financial statements and the effectiveness of internal control over financial reporting, which appears in this Current Report on Form 8‑K.

/s/PricewaterhouseCoopers LLP
Peoria, Illinois
August 7, 2012

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of Caterpillar Financial Services Corporation:

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of profit, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of Caterpillar Financial Services Corporation and its subsidiaries (the "Company") at December 31, 2011, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting (not presented herein) appearing on page 31 of the Company's Annual Report on Form 10-K for the year ended December 31, 2011. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/PricewaterhouseCoopers LLP
Peoria, Illinois
February 21, 2012 except with respect to our opinion on the consolidated financial statements insofar as it relates to the change in reportable segments discussed in Note 14, as to which the date is August 7, 2012

Caterpillar Financial Services Corporation
CONSOLIDATED STATEMENTS OF PROFIT
For the Years Ended December 31,
(Dollars in Millions)

	2011	2010	2009
Revenues:			
Retail finance	$ 1,291	$ 1,320	$ 1,452
Operating lease	870	885	915
Wholesale finance	299	205	244
Other, net[1]	185	142	103
Total revenues	2,645	2,552	2,714
Expenses:			
Interest	827	917	1,048
Depreciation on equipment leased to others	690	690	713
General, operating and administrative	412	358	325
Provision for credit losses	176	213	231
Other	27	47	49
Total expenses	2,132	2,225	2,366
Other income (expense)	(9)	2	(28)
Profit before income taxes	504	329	320
Provision for income taxes	111	40	45
Profit of consolidated companies	393	289	275
Less: Profit attributable to noncontrolling interests	15	11	16
Profit[2]	$ 378	$ 278	$ 259

[1]Includes impairment losses on retained interests:

	2011	2010	2009
Total other-than-temporary impairment losses	$ —	$ —	$ 46
Portion of losses recognized in Accumulated other comprehensive income/(loss) before taxes	—	—	(12)
Net impairment losses recognized in earnings	$ —	$ —	$ 34

[2]Profit attributable to Caterpillar Financial Services Corporation.

See Notes to Consolidated Financial Statements.

Caterpillar Financial Services Corporation
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
At December 31,
(Dollars in Millions, except share data)

	2011	2010	2009
Assets:			
Cash and cash equivalents	$ 1,176	$ 1,676	$ 2,536
Finance receivables (Note 2)			
Retail notes receivable	8,840	8,352	8,460
Wholesale notes receivable	4,368	2,783	1,558
Finance leases and installment sale contracts – Retail	12,436	12,481	13,509
Finance leases and installment sale contracts – Wholesale	425	459	500
	26,069	24,075	24,027
Less: Unearned income	(944)	(969)	(1,061)
Less: Allowance for credit losses	(369)	(363)	(377)
Total net finance receivables	24,756	22,743	22,589
Notes receivable from Caterpillar (Note 12)	327	278	1,094
Equipment on operating leases,			
less accumulated depreciation (Note 3)	2,611	2,711	2,987
Deferred and refundable income taxes (Note 10)	159	202	123
Other assets	1,083	1,142	1,319
Total assets	$ 30,112	$ 28,752	$ 30,648
Liabilities and stockholder's equity:			
Payable to dealers and others	$ 109	$ 113	$ 160
Payable to Caterpillar – other	67	54	43
Accrued expenses	283	295	404
Income taxes payable	60	90	103
Payable to Caterpillar – borrowings (Note 12)	—	600	26
Short-term borrowings (Note 6)	3,895	3,852	3,721
Current maturities of long-term debt (Note 7)	5,102	3,430	5,399
Long-term debt (Note 7)	16,529	15,932	16,124
Deferred income taxes and other liabilities (Note 10)	597	605	525
Total liabilities	26,642	24,971	26,505
Commitments and contingent liabilities (Note 9)			
Common stock - $1 par value			
Authorized: 2,000 shares; Issued and			
outstanding: one share (at paid-in amount)	745	745	745
Additional paid-in capital	2	2	2
Retained earnings	2,512	2,734	3,062
Accumulated other comprehensive income/(loss)	116	217	264
Noncontrolling interests	95	83	70
Total stockholder's equity	3,470	3,781	4,143
Total liabilities and stockholder's equity	$ 30,112	$ 28,752	$ 30,648

See Notes to Consolidated Financial Statements.

Caterpillar Financial Services Corporation
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For the Years Ended December 31,
(Dollars in Millions)

	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income/(loss)	Noncontrolling interests	Total	Comprehensive income/(loss)
Balance at December 31, 2008	$ 745	$ —	$ 2,803	$ (37)	$ 61	$ 3,572	
Profit of consolidated companies			259		16	275	$ 275
Foreign currency translation, net of tax of $37				268	1	269	269
Change in ownership for noncontrolling interests		2			(8)	(6)	—
Derivative financial instruments							
Gains (losses) deferred, net of tax of $11				(26)		(26)	(26)
(Gains) losses reclassified to earnings, net of tax of $28				55		55	55
Retained interests							
Gains (losses) deferred, net of tax of $9[1]				(16)		(16)	(16)
(Gains) losses reclassified to earnings, net of tax of $11				20		20	20
Balance at December 31, 2009	$ 745	$ 2	$ 3,062	$ 264	$ 70	$ 4,143	$ 577
Adjustment to adopt consolidation of variable-interest entities			(6)	3	—	(3)	
Balance at January 1, 2010	$ 745	$ 2	$ 3,056	$ 267	$ 70	$ 4,140	
Profit of consolidated companies			278		11	289	$ 289
Dividend paid to Cat Inc.			(600)			(600)	—
Foreign currency translation, net of tax of $73				(77)	2	(75)	(75)
Derivative financial instruments							
Gains (losses) deferred, net of tax of $1				(6)		(6)	(6)
(Gains) losses reclassified to earnings, net of tax of $16				33		33	33
Balance at December 31, 2010	$ 745	$ 2	$ 2,734	$ 217	$ 83	$ 3,781	$ 241
Balance at December 31, 2010	$ 745	$ 2	$ 2,734	$ 217	$ 83	$ 3,781	
Profit of consolidated companies			378		15	393	$ 393
Dividend paid to Cat Inc.			(600)			(600)	—
Foreign currency translation, net of tax of $24				(109)	4	(105)	(105)
Change in ownership for noncontrolling interests					(7)	(7)	—
Derivative financial instruments							
Gains (losses) deferred, net of tax of $0				(1)		(1)	(1)
(Gains) losses reclassified to earnings, net of tax of $3				9		9	9
Balance at December 31, 2011	$ 745	$ 2	$ 2,512	$ 116	$ 95	$ 3,470	$ 296

[1]Includes noncredit component of other-than-temporary impairment losses on retained interests of ($8) million, net of tax of $4 million, for the twelve months ended December 31, 2009. See Note 2C for additional information.

See Notes to Consolidated Financial Statements.

Caterpillar Financial Services Corporation
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31,
(Dollars in Millions)

	2011	2010	2009
Cash flows from operating activities:			
Profit of consolidated companies	$ 393	$ 289	$ 275
Adjustments for non-cash items:			
Depreciation and amortization	710	715	742
Amortization of receivables purchase discount	(212)	(139)	(163)
Provision for credit losses	176	213	231
Gain on sales of receivables	(4)	—	(12)
Other, net	(66)	(189)	(156)
Changes in assets and liabilities:			
Receivables from others	16	44	82
Other receivables/payables with Caterpillar	(8)	20	(34)
Payable to dealers and others	2	(16)	(141)
Accrued interest payable	36	24	116
Accrued expenses and other liabilities, net	(49)	4	(59)
Income taxes payable	34	(80)	90
(Payments)/Proceeds on interest rate swaps	(2)	(1)	189
Net cash provided by operating activities	1,026	884	1,160
Cash flows from investing activities:			
Expenditures for equipment on operating leases and for non-leased equipment	(1,190)	(959)	(976)
Proceeds from disposals of equipment	1,161	1,383	1,092
Additions to finance receivables	(49,126)	(28,320)	(20,387)
Collections of finance receivables	46,163	27,922	23,934
Proceeds from sales of receivables	207	16	987
Net change in variable lending to Caterpillar	55	(43)	37
Additions to other notes receivable with Caterpillar	(184)	(136)	(1,550)
Collections on other notes receivable with Caterpillar	77	1,005	500
Restricted cash and cash equivalents activity, net	27	74	—
Other, net	6	29	(257)
Net cash (used in) provided by investing activities	(2,804)	971	3,380
Cash flows from financing activities:			
Net change in variable lending from Caterpillar	—	(26)	(416)
Proceeds from borrowings with Caterpillar	—	600	—
Payments on borrowings with Caterpillar	(600)	—	—
Proceeds from debt issued (original maturities greater than three months)	10,873	8,108	11,833
Payments on debt issued (original maturities greater than three months)	(8,324)	(11,104)	(11,769)
Short-term borrowings, net (original maturities three months or less)	(103)	369	(2,737)
Dividend paid to Caterpillar	(600)	(600)	—
Acquisition of noncontrolling interest	(7)	—	(6)
Net cash provided by (used in) financing activities	1,239	(2,653)	(3,095)
Effect of exchange rate changes on cash and cash equivalents	39	(62)	11
(Decrease)/increase in cash and cash equivalents	**(500)**	**(860)**	**1,456**
Cash and cash equivalents at beginning of period	1,676	2,536	1,080
Cash and cash equivalents at end of period	$ 1,176	$ 1,676	$ 2,536
Cash paid for interest	$ 823	$ 917	$ 1,038
Cash paid (received) for taxes	$ 96	$ 72	$ (19)

Non-cash activity: On January 1, 2010, we adopted the provisions of the new consolidation of variable-interest entities accounting guidance, which resulted in the consolidation of qualifying special purpose entities related to our asset-backed securitization program which had previously been recorded off-balance sheet. Please refer to Note 2C. During 2009, an obligation for $232 million related to a financing arrangement, which provided us a return, was fulfilled through the release of a security deposit.

All short-term investments, which consist primarily of highly liquid investments with original maturities of three months or less, are considered to be cash equivalents.

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Nature of operations

Caterpillar Financial Services Corporation, a Delaware corporation organized in 1981 (together with its subsidiaries, "Cat Financial," "the Company," "we" and "our"), is a wholly-owned finance subsidiary of Caterpillar Inc. (together with its other subsidiaries, "Caterpillar" or "Cat"). Our primary business is to provide retail and wholesale financing alternatives for Caterpillar products to customers and dealers around the world. Such retail financing is primarily comprised of financing of Caterpillar equipment, machinery and engines. In addition, we also provide financing for vehicles, power generation facilities and marine vessels that, in most cases, incorporate Caterpillar products. We also provide wholesale financing to Caterpillar dealers and purchase short-term receivables from Caterpillar.

B. Basis of consolidation

The consolidated financial statements include the accounts of Cat Financial. Investments in companies that are owned 20 percent to 50 percent or are less than 20 percent owned and for which we have significant influence are accounted for by the equity method. Investments in companies that are less than 20 percent owned and for which we do not have significant influence are accounted for by the cost method. All material intercompany balances have been eliminated. Our assets are not available to pay creditors of any of our affiliates.

We consolidate all variable-interest entities (VIEs) where we are the primary beneficiary. For VIEs, we assess whether we are the primary beneficiary as prescribed by the accounting guidance on the consolidation of VIEs. The primary beneficiary of a VIE is the party that has the power to direct the activities that most significantly impact the performance of the entity and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the entity. We adopted the consolidation of variable-interest entities guidance issued in June 2009 effective January 1, 2010. Please refer to Notes 2C and 9 for more information.

Certain amounts for prior periods have been reclassified to conform to the current period presentation.

The provision for income taxes in the fourth quarter of 2011 and for the year ended 2011 has been reduced by $18 million and $15 million, respectively, for the cumulative correction of immaterial errors in deferred taxes related to prior periods. Based upon our evaluation of relevant factors related to this matter, we concluded that the uncorrected adjustments in our previously issued consolidated financial statements for any of the periods affected are immaterial and that the impact of recording the cumulative correction in 2011 is not material to our earnings for the full year ending December 31, 2011.

C. Recognition of earned income

- Retail finance revenue on finance leases and installment sale contracts is recognized over the term of the contract at a constant rate of return on the scheduled outstanding principal balance. Revenue on retail notes is recognized based on the daily balance of retail receivables outstanding and the applicable interest rate.
- Operating lease revenue is recorded on a straight-line basis in the period earned over the life of the contract.
- Wholesale revenue on installment sale contracts and finance leases related to financing dealer inventory and rental fleets is recognized over the term of the contract at a constant rate of return on the scheduled outstanding principal balance. Revenue on wholesale notes is recognized based on the daily balance of wholesale receivables outstanding and the applicable effective interest rate.
- Loan origination and commitment fees are deferred and then amortized to revenue using the interest method over the life of the finance receivables.

Recognition of income is suspended when management determines that collection of future income is not probable (generally after 120 days past due). Accrual is resumed, and previously suspended income is recognized, when the receivable becomes contractually current and/or collection doubts are removed. Cash receipts on impaired finance receivables are first recorded against the receivable and then to any unrecognized income. A finance receivable is considered impaired, based on current information and events, if it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan or finance lease. We consider a loan or finance lease past due if any portion of a contractual payment is due and unpaid for more than 30 days.

Revenues are presented net of sales and other related taxes.

D. Depreciation

Depreciation for equipment on operating leases is recognized using the straight-line method over the lease term, typically one to seven years. The depreciable basis is the original cost of the equipment less the estimated residual value of the equipment at the end of the lease term.

E. Residual values

The residuals for leases classified as operating leases are included in Equipment on operating leases. The residuals for leases classified as capital leases, in accordance with lease accounting, are included in finance leases and installment sale contracts.

During the term of the leases, residual amounts are monitored. If estimated market values reflect a non-temporary impairment due to economic factors, obsolescence or other adverse circumstances, the residuals are adjusted to the lower estimated values by a charge to earnings. For equipment on operating leases, the charge is recognized through depreciation expense. For finance leases, it is recognized through a reduction of finance revenue.

F. Debt issuance costs

Debt issuance costs are capitalized and amortized to Interest expense over the contractual term of the debt issue.

G. Derivative financial instruments

Our earnings and cash flows are subject to fluctuations due to changes in foreign currency exchange rates and interest rates. Our Risk Management Policy allows for the use of derivative financial instruments to prudently manage foreign currency exchange rate and interest rate exposures and not for the purpose of creating speculative positions. Derivatives that we use are primarily foreign currency forward and option contracts and interest rate swaps. All derivatives are recorded at fair value. See Note 8 for additional information.

H. Allowance for credit losses

The Allowance for credit losses is evaluated on a regular basis and adjusted based upon management's best estimate of probable losses inherent in our finance receivables. Uncollectible receivable balances, including accrued interest, are written off against the Allowance for credit losses when the underlying collateral is repossessed or when we determine that it is probable that the receivable balance is uncollectible. Subsequent recoveries, if any, are credited to the Allowance for credit losses when received.

I. Income taxes

The Provision for income taxes is determined using the asset and liability approach. Tax laws require items to be included in tax filings at different times than the items are reflected in the financial statements. A current liability is recognized for the estimated taxes payable for the current year. Deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. Deferred taxes are adjusted for enacted changes in tax rates and tax laws. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

When applicable, we combine certain of our income tax filings with those of Caterpillar. In such instances, we pay to or receive from Caterpillar our allocated share of income taxes or credits, in accordance with our tax sharing agreement with Caterpillar.

J. Foreign currency translation

Assets and liabilities of foreign subsidiaries (the majority of which use the local currency as their functional currency) are translated at current exchange rates. The effects of translation adjustments are reported as a separate component of Accumulated other comprehensive income entitled "Foreign currency translation." Gains and losses resulting from the remeasurement of foreign currency amounts to functional currency are included in Other income (expense) on the Consolidated Statements of Profit.

K. Sales and servicing of finance receivables

We periodically transfer certain finance receivables relating to our retail installment sale contracts and finance leases to special purpose entities (SPEs) as part of our asset-backed securitization program. When finance receivables are securitized, we retain interests in the receivables in the form of subordinated certificates, an interest in future cash flows (excess), reserve accounts and servicing rights. In accordance with the consolidation accounting guidance adopted on January 1, 2010, these SPEs were concluded to be VIEs. We determined that we were the primary beneficiary based on our power to direct activities through our role as servicer and our obligation to absorb losses and right to receive benefits and therefore consolidated the entities using the carrying amounts of the SPEs' assets and liabilities. Prior to January 1, 2010, our retained interests were included in Other assets in our Consolidated Statements of Financial Position at fair value. We estimated fair value and cash flows using a valuation model and key assumptions for credit losses, prepayment rates and discount rates.

In addition, we have historically sold interests in wholesale receivables to third-party commercial paper conduits, where we retain the remaining interests in the receivables and servicing rights. The carrying value of the remaining interests approximates fair value due to the short-term nature of these receivables and is included in Wholesale notes receivable in our Consolidated Statements of Financial Position. Gains or losses included in Other revenues, net, in our Consolidated Statements of Profit are principally the difference between the unearned discount on the sold portion and the related costs.

We also sell individual loans and leases to third parties where the transfer qualifies to be recorded as a sale. We generally retain servicing rights related to the sold assets.

Please refer to Note 2C for more information on sales and servicing of finance receivables.

L. Use of estimates in the preparation of financial statements

The preparation of financial statements, in conformity with generally accepted accounting principles in the United States of America, requires management to make estimates and assumptions that affect the reported amounts. The more significant estimates are the allowance for credit losses, residual values for leased assets and income taxes. Other significant estimates are the assumptions used to determine the fair value of derivatives and retained interests in securitizations. Actual results may differ from these estimates.

M. New accounting pronouncements

Fair value measurements - In January 2010, the FASB issued accounting guidance that requires the gross presentation of activity within the Level 3 fair value measurement roll forward and details of transfers in and out of Level 1 and 2 fair value measurements. It also clarifies existing disclosure requirements regarding the level of disaggregation of fair value measurements and disclosures on inputs. We adopted this new accounting guidance for the quarterly period ended March 31, 2010. The adoption of this guidance did not have a material impact on our financial statements. See Note 11 for additional information.

Accounting for transfers of financial assets - In June 2009, the FASB issued accounting guidance on accounting for transfers of financial assets. This guidance amends previous guidance by including: the elimination of the qualifying special-purpose entity (QSPE) concept; a new participating interest definition that must be met for transfers of portions of financial assets to be eligible for sale accounting; clarifications and changes to the derecognition criteria for a transfer to be accounted for as a sale; and a change to the amount of recognized gain or loss on a transfer of financial assets accounted for as a sale when beneficial interests are received by the transferor. Additionally, the guidance requires extensive new disclosures regarding an entity's involvement in a transfer of financial assets. Finally, existing QSPEs (prior to the effective date of this guidance) must be evaluated for consolidation by reporting entities in accordance with the applicable consolidation guidance upon the elimination of this concept. We adopted this new guidance on January 1, 2010. The adoption of this guidance did not have a material impact on our financial statements. See Note 2C for additional information.

Consolidation of variable-interest entities - In June 2009, the FASB issued accounting guidance on the consolidation of VIEs. This new guidance revises previous guidance by eliminating the exemption for QSPEs, by establishing a new approach for determining who should consolidate a VIE and by changing when it is necessary to reassess who should consolidate a VIE. We adopted this new guidance on January 1, 2010. The adoption of this guidance resulted in the consolidation of QSPEs related to our asset-backed securitization program that were previously not recorded on our consolidated financial statements. The restricted assets (Finance leases and installment sale-contracts – Retail, Unearned income, Allowance for credit losses and Other assets) of the consolidated QSPEs totaled $324 million at January 1, 2010. The liabilities (Accrued expenses, Current maturities of long-term debt and Long-term debt) of the consolidated QSPEs totaled $327 million at January 1, 2010. See Note 2C for additional information.

Disclosures about the credit quality of financing receivables and the allowance for credit losses – In July 2010, the FASB issued accounting guidance on disclosures about the credit quality of financing receivables and the allowance for credit losses. The guidance expands disclosures for the allowance for credit losses and financing receivables by requiring entities to disclose information at disaggregated levels. It also requires disclosure of credit quality indicators, past due information and modifications of financing receivables. Also, in April 2011, the FASB issued guidance clarifying when a restructuring of a receivable should be considered a troubled debt restructuring by providing additional guidance for determining whether the creditor has granted a concession and whether the debtor is experiencing financial difficulties. For end of period balances, the new disclosures were effective December 31, 2010 and did not have a material impact on our financial statements. For activity during a reporting period, the disclosures were effective January 1, 2011 and did not have a material impact on our financial statements. The disclosures related to modifications of financing receivables, as well as the guidance clarifying when a restructured receivable should be considered a troubled debt restructuring were effective July 1, 2011 and did not have a material impact on our financial statements. See Note 2B for additional information.

Presentation of comprehensive income – In June 2011, the FASB issued accounting guidance on the presentation of comprehensive income. The guidance provides two options for presenting net income and other comprehensive income. The total of comprehensive income, the components of net income, and the components of other comprehensive income may be presented in either a single continuous statement of comprehensive income or in two separate but consecutive statements. This guidance will be effective January 1, 2012 and we do not expect the adoption to have a material impact on our financial statements.

N. Accumulated other comprehensive income/(loss)

Comprehensive income/(loss) and its components are presented in the Consolidated Statements of Changes in Stockholder's Equity. Accumulated other comprehensive income/(loss), net of tax, consisted of the following as of:

(Millions of dollars)

	December 31,		
	2011	**2010**	**2009**
Foreign currency translation	$ 122	$ 231	$ 308
Derivative financial instruments	(6)	(14)	(41)
Retained interests	—	—	(3)
Total Accumulated other comprehensive income/(loss)	$ 116	$ 217	$ 264

NOTE 2 – FINANCING ACTIVITIES

A. Contractual Maturities of Finance Receivables

The contractual maturities and future scheduled payments of outstanding receivables, as of December 31, 2011, were:

(Millions of dollars)

Amounts due in	Retail Installment Sale Contracts	Wholesale Installment Sale Contracts	Retail Finance Leases	Wholesale Finance Leases	Retail Notes	Wholesale Notes	Total
2012	$ 1,854	$ 121	$ 3,098	$ 83	$ 2,994	$ 4,205	$ 12,355
2013	1,271	35	2,040	36	1,942	94	5,418
2014	831	13	1,097	32	1,261	59	3,293
2015	391	3	472	8	997	8	1,879
2016	117	1	215	5	766	2	1,106
Thereafter	19	—	125	—	880	—	1,024
	4,483	173	7,047	164	8,840	4,368	25,075
Guaranteed Residual value	—	—	435	87	—	—	522
Unguaranteed Residual value	—	—	471	1	—	—	472
Less: Unearned income	(65)	(1)	(751)	(20)	(75)	(32)	(944)
Total	$ 4,418	$ 172	$ 7,202	$ 232	$ 8,765	$ 4,336	$ 25,125
Less: Allowance for credit losses							(369)
Total net finance receivables							$ 24,756

Receivables generally may be repaid or refinanced without penalty prior to contractual maturity, and we also sell receivables. Accordingly, this presentation should not be regarded as a forecast of future cash collections.

B. Credit Quality of Financing Receivables and Allowance for Credit Losses

We adopted the accounting guidance on disclosures about the credit quality of financing receivables and the allowance for credit losses as of December 31, 2010. See Note 1M for additional information. This guidance requires information to be disclosed at disaggregated levels, defined as portfolio segments and classes.

We apply a systematic methodology to determine the allowance for credit losses for finance receivables. Based upon our analysis of credit losses and risk factors, our portfolio segments are as follows:

- Customer - Finance receivables with the customer.
- Dealer - Finance receivables with Caterpillar dealers.
- Caterpillar Purchased Receivables - Trade receivables purchased from Caterpillar entities.

We further evaluate our portfolio segments by the class of finance receivables, which is defined as a level of information (below a portfolio segment) in which the finance receivables have the same initial measurement attribute and a similar method for assessing and monitoring credit risk. Typically, our finance receivables within a geographic area have similar credit risk profiles and methods for assessing and monitoring credit risk. Our classes, which align with management reporting, are as follows:

- North America - Finance receivables originated in the United States or Canada.
- Europe - Finance receivables originated in Europe, Africa, Middle East and the Commonwealth of Independent States.
- Asia Pacific - Finance receivables originated in Australia, New Zealand, China, Japan, South Korea and Southeast Asia, as well as large mining customers worldwide.
- Latin America - Finance receivables originated in Central and South American countries and Mexico.
- Global Power Finance - Finance receivables related to marine vessels with Caterpillar engines worldwide and Caterpillar electrical power generation, gas compression and co-generation systems and non-Caterpillar equipment that is powered by these systems worldwide.

Impaired loans and finance leases

For all classes, a loan or finance lease is considered impaired, based on current information and events, if it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan or finance lease. Loans and finance leases reviewed for impairment include loans and finance leases that are past due, non-performing or in bankruptcy. Recognition of income is suspended and the loan or finance lease is placed on non-accrual status when management determines that collection of future income is not probable (generally after 120 days past due). Accrual is resumed, and previously suspended income is recognized, when the loan or finance lease becomes contractually current and/or collection doubts are removed. Cash receipts on impaired loans or finance leases are recorded against the receivable and then to any unrecognized income.

There were no impaired loans or finance leases as of December 31, 2011 and 2010, for the Dealer and Caterpillar Purchased Receivables portfolio segments. The average recorded investment for impaired loans and finance leases for the Caterpillar Purchased Receivables portfolio segment was $0 during 2011 and 2010. The average recorded investment for impaired loans and finance leases for the Dealer portfolio segment was $0 during 2011 and $19 million during 2010, all of which was in the Europe finance receivable class.

Individually impaired loans and finance leases for customers were as follows:

(Millions of dollars)		As of December 31, 2011			As of December 31, 2010		
Impaired Loans and Finance Leases With No Allowance Recorded[1]		**Recorded Investment**	**Unpaid Principal Balance**	**Related Allowance**	**Recorded Investment**	**Unpaid Principal Balance**	**Related Allowance**
Customer							
North America	$	77	$ 75	$ —	$ 87	$ 87	$ —
Europe		5	4	—	6	4	—
Asia Pacific		12	12	—	13	13	—
Latin America		9	9	—	3	3	—
Global Power Finance		175	170	—	174	174	—
Total	$	278	$ 270	$ —	$ 283	$ 281	$ —
Impaired Loans and Finance Leases With An Allowance Recorded							
Customer							
North America	$	69	$ 64	$ 15	$ 191	$ 185	$ 44
Europe		36	33	12	62	57	15
Asia Pacific		26	26	7	27	27	7
Latin America		25	25	6	44	43	9
Global Power Finance		93	92	16	34	33	4
Total	$	249	$ 240	$ 56	$ 358	$ 345	$ 79
Total Impaired Loans and Finance Leases							
Customer							
North America	$	146	$ 139	$ 15	$ 278	$ 272	$ 44
Europe		41	37	12	68	61	15
Asia Pacific		38	38	7	40	40	7
Latin America		34	34	6	47	46	9
Global Power Finance		268	262	16	208	207	4
Total	$	527	$ 510	$ 56	$ 641	$ 626	$ 79

[1]There was no related allowance for credit losses due to sufficient collateral value.

(Millions of dollars)	Year Ended December 31, 2011		Year Ended December 31, 2010	
Impaired Loans and Finance Leases With No Allowance Recorded[1]	**Average Recorded Investment**	**Interest Income Recognized**	**Average Recorded Investment**	**Interest Income Recognized**
Customer				
North America	$ 90	$ 4	$ 39	$ 2
Europe	5	—	7	—
Asia Pacific	13	1	9	—
Latin America	9	1	5	—
Global Power Finance	212	6	92	—
Total	$ 329	$ 12	$ 152	$ 2
Impaired Loans and Finance Leases With An Allowance Recorded				
Customer				
North America	$ 142	$ 5	$ 271	$ 11
Europe	50	2	85	4
Asia Pacific	23	1	40	3
Latin America	39	2	39	3
Global Power Finance	83	—	17	—
Total	$ 337	$ 10	$ 452	$ 21
Total Impaired Loans and Finance Leases				
Customer				
North America	$ 232	$ 9	$ 310	$ 13
Europe	55	2	92	4
Asia Pacific	36	2	49	3
Latin America	48	3	44	3
Global Power Finance	295	6	109	—
Total	$ 666	$ 22	$ 604	$ 23

[1]There was no related allowance for credit losses due to sufficient collateral value.

As of December 31, 2009, the impaired loans and finance leases were as follows:

(Millions of dollars)	2009
Impaired loans/finance leases for which there is a related allowance for credit losses (related allowance of $117 million)	$ 448
Impaired loans/finance leases for which there is no related allowance for credit losses (due to sufficient collateral value)	65
Total investment in impaired loans/finance leases as of December 31,	$ 513
Average investment in impaired loans/finance leases	$ 425

Non-accrual and past due loans and finance leases

For all classes, we consider a loan or finance lease past due if any portion of a contractual payment is due and unpaid for more than 30 days. Recognition of income is suspended and the loan or finance lease is placed on non-accrual status when management determines that collection of future income is not probable (generally after 120 days past due). Accrual is resumed, and previously suspended income is recognized, when the loan or finance lease becomes contractually current and/or collection doubts are removed.

As of December 31, 2011 and 2010, there were no loans or finance leases on non-accrual status for the Dealer or Caterpillar Purchased Receivables portfolio segments.

The investment in customer loans and finance leases on non-accrual status was as follows:

(Millions of dollars)	December 31, 2011	December 31, 2010
Customer		
North America	$ 112	$ 217
Europe	58	89
Asia Pacific	36	31
Latin America	108	139
Global Power Finance	158	163
Total	$ 472	$ 639

As of December 31, 2009, the investment in loans and finance leases on non-accrual status was $678 million.

Past due loans and finance leases were as follows:

(Millions of dollars)							
				December 31, 2011			
	31-60	61-90	91+	Total Past Due	Current	Total Finance Receivables	91+ Still Accruing
Customer							
North America	$ 75	$ 39	$ 111	$ 225	$ 5,448	$ 5,673	$ 9
Europe	27	11	57	95	2,129	2,224	10
Asia Pacific	48	23	50	121	4,575	4,696	14
Latin America	32	15	99	146	2,339	2,485	—
Global Power Finance	14	16	125	155	2,765	2,920	25
Dealer							
North America	—	—	2	2	2,412	2,414	2
Europe	—	—	—	—	334	334	—
Asia Pacific	—	—	—	—	516	516	—
Latin America	—	—	—	—	709	709	—
Global Power Finance	—	—	—	—	—	—	—
Caterpillar Purchased Receivables							
North America	25	4	6	35	1,801	1,836	6
Europe	3	—	—	3	399	402	—
Asia Pacific	—	—	—	—	465	465	—
Latin America	—	—	—	—	422	422	—
Global Power Finance	—	—	—	—	29	29	—
Total	$ 224	$ 108	$ 450	$ 782	$ 24,343	$ 25,125	$ 66

(Millions of dollars)

							Total Finance	91+ Still
							December 31, 2010	
	31-60	**61-90**	**91+**	**Total Past Due**	**Current**		**Receivables**	**Accruing**
Customer								
North America	$ 139	$ 44	$ 228	$ 411	$ 6,037	$	6,448	$ 27
Europe	27	12	106	145	2,365		2,510	26
Asia Pacific	63	17	37	117	3,412		3,529	12
Latin America	44	16	144	204	2,222		2,426	1
Global Power Finance	18	17	54	89	2,978		3,067	25
Dealer								
North America	—	—	—	—	1,993		1,993	—
Europe	—	—	—	—	344		344	—
Asia Pacific	—	—	—	—	296		296	—
Latin America	—	—	—	—	659		659	—
Global Power Finance	—	—	—	—	19		19	—
Caterpillar Purchased Receivables								
North America	3	1	1	5	1,285		1,290	1
Europe	1	—	—	1	109		110	—
Asia Pacific	—	—	—	—	215		215	—
Latin America	—	—	—	—	173		173	—
Global Power Finance	3	—	—	3	24		27	—
Total	$ 298	$ 107	$ 570	$ 975	$ 22,131	$	23,106	$ 92

As of December 31, 2009, the investment in loans and finance leases past due over 90 days and still accruing were $134 million.

Allowance for credit losses

In estimating the Allowance for credit losses, we review loans and finance leases that are past due, non-performing or in bankruptcy.

(Millions of dollars)

					Caterpillar Purchased		
					December 31, 2011		
Allowance for Credit Losses:	**Customer**		**Dealer**		**Receivables**		**Total**
Balance at beginning of year	$	357	$	5	$	1	$	363
Receivables written off		(210)		—		—		(210)
Recoveries on receivables previously written off		52		—		—		52
Provision for credit losses		167		1		2		170
Adjustment due to sale of receivables		(3)		—		—		(3)
Foreign currency translation adjustment		(3)		—		—		(3)
Balance at end of period	$	360	$	6	$	3	$	369
Individually evaluated for impairment	$	56	$	—	$	—	$	56
Collectively evaluated for impairment		304		6		3		313
Ending Balance	$	360	$	6	$	3	$	369
Recorded Investment in Finance Receivables:							
Individually evaluated for impairment	$	527	$	—	$	—	$	527
Collectively evaluated for impairment		17,471		3,973		3,154		24,598
Ending Balance	$	17,998	$	3,973	$	3,154	$	25,125

(Millions of dollars)

Allowance for Credit Losses:	December 31, 2010	December 31, 2009
Balance at beginning of year	$ 377	$ 395
Adjustment to adopt consolidation of variable-interest entities	18	—
Receivables written off	(288)	(281)
Recoveries on receivables previously written off	51	28
Provision for credit losses	205	225
Adjustment due to sale of receivables	—	—
Foreign currency translation adjustment	—	10
Balance at end of year	$ 363	$ 377
Allowance for credit losses as a percent of finance receivables, net of unearned income	1.57%	1.64%

	December 31, 2010			
	Customer	Dealer	Caterpillar Purchased Receivables	Total
Individually evaluated for impairment	$ 79	$ —	$ —	$ 79
Collectively evaluated for impairment	278	5	1	284
Ending Balance	$ 357	$ 5	$ 1	$ 363
Recorded Investment in Finance Receivables:				
Individually evaluated for impairment	$ 641	$ —	$ —	$ 641
Collectively evaluated for impairment	17,339	3,311	1,815	22,465
Ending Balance	$ 17,980	$ 3,311	$ 1,815	$23,106

Credit quality of finance receivables

The credit quality of finance receivables is reviewed on a monthly basis. Credit quality indicators include performing and non-performing. Non-performing is defined as finance receivables currently over 120 days past due and/or on non-accrual status or in bankruptcy. Finance receivables not meeting the criteria listed above are considered performing. Non-performing receivables have the highest probability for credit loss. The allowance for credit losses attributable to non-performing receivables is based on the most probable source of repayment, which is normally the liquidation of collateral. In determining collateral value, we estimate the current fair market value of the collateral and consider credit enhancements such as additional collateral and contractual third-party guarantees.

The recorded investment of performing and non-performing finance receivables was as follows:

(Millions of dollars)	December 31, 2011			
	Customer	Dealer	Caterpillar Purchased Receivables	Total
Performing				
North America	$ 5,561	$ 2,414	$ 1,836	$ 9,811
Europe	2,166	334	402	2,902
Asia Pacific	4,660	516	465	5,641
Latin America	2,377	709	422	3,508
Global Power Finance	2,762	—	29	2,791
Total Performing	$ 17,526	$ 3,973	$ 3,154	$ 24,653
Non-Performing				
North America	$ 112	$ —	$ —	$ 112
Europe	58	—	—	58
Asia Pacific	36	—	—	36
Latin America	108	—	—	108
Global Power Finance	158	—	—	158
Total Non-Performing	$ 472	$ —	$ —	$ 472
Total Performing and Non-Performing				
North America	$ 5,673	$ 2,414	$ 1,836	$ 9,923
Europe	2,224	334	402	2,960
Asia Pacific	4,696	516	465	5,677
Latin America	2,485	709	422	3,616
Global Power Finance	2,920	—	29	2,949
Total	$ 17,998	$ 3,973	$ 3,154	$ 25,125

(Millions of dollars)								
					Caterpillar Purchased			
					December 31, 2010			
		Customer		**Dealer**		**Receivables**		**Total**
Performing								
North America	$	6,231	$	1,993	$	1,290	$	9,514
Europe		2,421		344		110		2,875
Asia Pacific		3,498		296		215		4,009
Latin America		2,287		659		173		3,119
Global Power Finance		2,904		19		27		2,950
Total Performing	$	17,341	$	3,311	$	1,815	$	22,467
Non-Performing								
North America	$	217	$	—	$	—	$	217
Europe		89		—		—		89
Asia Pacific		31		—		—		31
Latin America		139		—		—		139
Global Power Finance		163		—		—		163
Total Non-Performing	$	639	$	—	$	—	$	639
Total Performing and Non-Performing								
North America	$	6,448	$	1,993	$	1,290	$	9,731
Europe		2,510		344		110		2,964
Asia Pacific		3,529		296		215		4,040
Latin America		2,426		659		173		3,258
Global Power Finance		3,067		19		27		3,113
Total	$	17,980	$	3,311	$	1,815	$	23,106

Troubled Debt Restructurings

A restructuring of a loan or finance lease receivable constitutes a troubled debt restructuring (TDR) when the lender grants a concession it would not otherwise consider to a borrower experiencing financial difficulties. Concessions granted may include extended contract maturities, inclusion of interest only periods, below market interest rates, and extended skip payment periods.

TDRs are reviewed along with other receivables as part of management's ongoing evaluation of the adequacy of the allowance for credit losses. The allowance for credit losses attributable to TDRs is based on the most probable source of repayment, which is normally the liquidation of collateral. In determining collateral value, we estimate the current fair market value of the collateral and factor in credit enhancements such as additional collateral and contractual third-party guarantees.

There were no loans or finance lease receivables modified as TDRs during the year ended December 31, 2011 for the Dealer or Caterpillar Purchased Receivables portfolio segments.

Loan and finance lease receivables modified as TDRs during the year ended December 31, 2011, were as follows:

(Dollars in millions)	Year Ended December 31, 2011					
	Number of Contracts		Pre-TDR Outstanding Recorded Investment		Post-TDR Outstanding Recorded Investment	
Customer						
North America	71	$	13	$	13	
Europe[1]	7		44		44	
Asia Pacific	—		—		—	
Latin America	12		10		10	
Global Power Finance [2][3]	35		117		117	
Total[4]	125	$	184	$	184	

[1] One customer comprises $43 million of the $44 million pre-TDR and post-TDR outstanding recorded investment for the twelve months ended December 31, 2011.

[2] Three customers comprise $104 million of the $117 million pre-TDR and post-TDR outstanding recorded investment for the twelve months ended December 31, 2011.

[3] During the twelve months ended December 31, 2011, $15 million of additional funds were subsequently loaned to a borrower whose terms had been modified in a TDR. The $15 million of additional funds is not reflected in the table above. At December 31, 2011, remaining commitments to lend additional funds to a borrower whose terms have been modified in a TDR were $25 million.

[4] Modifications include extended contract maturities, inclusion of interest only periods, below market interest rates, and extended skip payment periods.

TDRs with a payment default during the year ended December 31, 2011, which had been modified within twelve months prior to the default date, were as follows:

(Dollars in millions)	Year Ended December 31, 2011		
	Number of Contracts		Post-TDR Recorded Investment
Customer			
North America	48	$	26
Europe	1		1
Asia Pacific	—		—
Latin America	7		4
Global Power Finance[1]	14		70
Total	70	$	101

[1] Two customers comprise $65 million of the $70 million post-TDR recorded investment for the twelve months ended December 31, 2011.

C. Sales and Servicing of Finance Receivables

Periodically, we may securitize certain finance receivables relating to our retail installment sale contracts and finance leases as part of our asset-backed securitization program. In addition, we have sold interests in wholesale receivables to third-party commercial paper conduits. These transactions provide a source of liquidity and allow for better management of our balance sheet capacity. Included in our other managed assets are individual loans and leases that have been sold to third parties to mitigate the concentration of credit risk with certain customers. None of the receivables that are directly or indirectly sold or transferred to third parties in any of the foregoing transactions are available to pay our creditors.

Securitized Retail Installment Sale Contracts and Finance Leases

We periodically transfer certain finance receivables relating to our retail installment sale contracts and finance leases to special purpose entities (SPEs) as part of our asset-backed securitization program. The SPEs have limited purposes and generally are only permitted to purchase the finance receivables, issue asset-backed securities and make payments on the securities. The SPEs only issue a single series of securities and generally are dissolved when those securities have been paid in full. The SPEs issue debt to pay for the finance receivables they acquire from us. The primary source for repayment of the debt is the cash flows generated from the finance receivables owned by the SPEs. The assets of the SPEs are legally isolated and are not available to pay our creditors. We retain interests in our securitization transactions, including subordinated certificates issued by the SPEs, rights to cash reserves and residual interests. For bankruptcy analysis purposes, we sold the finance receivables to the SPEs in a true sale and the SPEs are separate legal entities. The investors and the SPEs have no recourse to any of our other assets for failure of debtors to pay when due.

In accordance with the new consolidation accounting guidance adopted on January 1, 2010, these SPEs were concluded to be VIEs. We determined that we were the primary beneficiary based on our power to direct activities through our role as servicer and our obligation to absorb losses and right to receive benefits and therefore consolidated the entities using the carrying amounts of the SPEs' assets and liabilities.

On April 25, 2011, we exercised a cleanup call on our only outstanding asset-backed securitization transaction. As a result, we had no assets or liabilities related to a consolidated SPE as of December 31, 2011. The restricted assets (Finance leases and installment sale contracts - Retail, Unearned income, Allowance for credit losses and Other assets) of the consolidated SPE totaled $136 million at December 31, 2010. The liabilities (Accrued expenses and Current maturities of long-term debt) of the consolidated SPE totaled $73 million at December 31, 2010.

Prior to January 1, 2010, the SPEs were considered to be QSPEs and thus not consolidated. Our retained interests in the securitized assets were classified as available-for-sale securities and were included in Other assets in our Consolidated Statements of Financial Position at fair value. We estimated fair value and cash flows using a valuation model and key assumptions for credit losses, prepayment rates and discount rates. These assumptions were based on our historical experience, market trends and anticipated performance relative to the particular assets securitized. We periodically evaluated for impairment and recognized the credit component of an other-than-temporary impairment in profit and the noncredit component in Accumulated other comprehensive income/(loss) for those retained interests in which we did not intend to sell and it was not likely that we would be required to sell prior to recovery.

To maintain competitiveness in the capital markets and to have effective and efficient use of alternative funding sources, we have provided additional reserve support to previously issued asset-backed securitizations. During the second quarter of 2009, we deposited $80 million into supplemental reserve accounts for the securitization transactions to maintain the credit ratings assigned to the transactions, as loss experiences were higher than anticipated primarily due to the adverse economic conditions in the United States (U.S.). Due to the significant value of the deposit in second quarter of 2009, written consent was obtained from the third-party beneficial interest holders of the securitization transactions. At the time, the QSPE conditions were reviewed and the trusts continued to maintain QSPE status. These deposits resulted in an increase in our retained interests.

As of December 31, 2009, the fair value of the retained interests in all securitizations of retail finance receivables outstanding totaled $102 million (cost basis of $107 million). The fair value of the retained interests as of December 31, 2009 that have been in a continuous unrealized loss position for twelve months or longer totaled $102 million (cost basis of $107 million). Key assumptions used to determine the fair value of the retained interests were:

	2009
Cash flow weighted average discount rates on retained interests	7.7% to 12.4%
Weighted-average maturity in months	22
Expected prepayment rate	18.0%
Expected credit losses	4.7% to 4.8%

To estimate the impact on income due to changes to the key economic assumptions used to estimate the fair value of residual cash flows in retained interests from retail finance receivable securitizations, we performed a sensitivity analysis of the fair value of the retained interests by applying a 10 percent and 20 percent adverse change to the individual assumptions. This estimate does not adjust for other variations that may occur should one of the assumptions actually change. Accordingly, no assurance can be given that actual results would be consistent with the results of our estimate. The effect of a variation in a particular assumption on the fair value of residual interest in securitization transactions was calculated without changing any other assumptions and changes in one factor may result in changes in another. Our sensitivity analysis indicated that the impact of a 20 percent adverse change in individual assumptions used to calculate the fair value of all our retained interests as of December 31, 2009 would be $11 million or less.

During 2009, the assumptions used to determine the expected cash flows for our securitization transactions were revised, which resulted in other-than-temporary impairments. The impairments recognized in earnings were primarily driven by an increase in the credit loss assumption due to the continuing adverse economic conditions in the U.S. The noncredit related component recorded in Accumulated other comprehensive income/(loss) was primarily driven by changes in discount rates.

(Millions of dollars)	2009
Total other-than-temporary impairment losses	$ 46
Portion of losses recognized in Accumulated other comprehensive income/(loss) before taxes[1]	(12)
Net impairment losses recognized in earnings[2]	$ 34

[1]Balance above excludes $7 million of gross gains recorded in Other Comprehensive Income related to the securitization retained interest for the year ended December 31, 2009.
[2]Recorded in Other revenues, net, on the Consolidated Statements of Profit.

The following table presents a roll forward of the balance of the credit-related impairment losses on the securitized retained interests for which a portion of the other-than-temporary impairment was recognized in Accumulated other comprehensive income/(loss):

(Millions of dollars)	2009
Cumulative credit loss as of January 1, 2009	$ —
Credit losses for which an other-than-temporary impairment was previously recognized	11
Cumulative credit loss as of December 31, 2009	$ 11

We also retain servicing responsibilities and receive a servicing fee of approximately one percent of the remaining value of the finance receivables for our servicing responsibilities. We have not recorded a servicing asset or liability since the servicing fee is considered fair market compensation. Servicing income was included in Other revenues, net, in our Consolidated Statements of Profit prior to January 1, 2010 and is now eliminated in consolidation.

Characteristics of securitized retail receivables

(Millions of dollars)		2009
Total securitized principal balance at December 31,	$	346
Average securitized principal balance for the year ended December 31,	$	583
Loans > 30 days past due at year ended December 31,	$	62
Net credit losses during the year	$	36

Cash flows from retail securitizations

(Millions of dollars)		2009
Purchases of contracts through clean-up calls	$	95
Servicing fees received	$	6
Other cash flows received on retained interests	$	10

Sale of Interests in Wholesale Receivables

We purchase North American Caterpillar Dealer trade receivables (NACD Receivables) at a discount. The discount is an estimate of the amount of financing revenue that would be earned at a market rate on the NACD Receivables over their expected life. During 2009, we sold interests in the NACD Receivables through a revolving structure to third-party commercial paper conduits, asset-backed commercial paper issuers that are SPEs of the sponsor bank and are not consolidated by us. The transfers to the conduits were accounted for as sales. The gain, included in Other revenues, net, in our Consolidated Statements of Profit, is principally the difference between the unearned discount on the NACD Receivables sold to the third-party commercial paper conduits and the related costs incurred over their remaining term. Expected credit losses were assumed to be zero because dealer receivables have historically had no losses and none are expected in the future. We received an annual servicing fee of approximately 0.5 percent of the average outstanding principal balance of the interests in the NACD Receivables sold to the third-party commercial paper conduits. We generally do not record a servicing asset or liability since the servicing fee is considered fair market compensation. During 2009, we recognized a pre-tax gain on the sale of wholesale receivables of $9 million. As of December 31, 2009, there were no NACD Receivables sold to the conduits.

The cash collections from the NACD Receivables are first applied to satisfy any obligations to the third-party commercial paper conduits. The third-party commercial paper conduits have no recourse to our assets, other than the NACD Receivables that we continue to hold.

Cash flows from sale of interests in wholesale receivables

(Millions of dollars)		2009
Cash proceeds from sales of receivables to conduits	$	887
Servicing fees received	$	1
Cash flows received on the interests that continue to be held	$	7,548

In addition to the NACD Receivables, we purchase other trade receivables from Caterpillar entities at a discount. The discount is an estimate of the amount of financing revenue that would be earned at a market rate on these trade receivables over their expected life. The discount is amortized into revenue on an effective yield basis over the life of the receivables and recognized as Wholesale finance revenue. For the years ended December 31, 2011, 2010 and 2009, amortized discounts for the NACD and other trade receivables were $212 million, $139 million and $163 million, respectively. In the Consolidated Statements of Cash Flows, collection of the discount is included in investing activities as the receivables are collected.

Other Managed Assets

We also sell individual leases and finance receivables to third parties with limited or no recourse to us to either reduce our concentration of credit risk related to certain customers or as an additional source of liquidity. In accordance with accounting for transfers and servicing of financial assets, the transfers to the third parties are accounted for as sales. In 2011, 2010 and 2009, we received $207 million, $16 million and $106 million, respectively, of cash proceeds and recognized pre-tax gains of $4, zero and $3 million, respectively, from the sale of such contracts. We typically maintain servicing responsibilities for these third-party assets, which as of December 31, 2011, 2010 and 2009, totaled $235 million, $225 million and $477 million, respectively. Since we do not receive a servicing fee for these assets, a servicing liability is recorded. As of December 31, 2011, 2010 and 2009, these liabilities were not significant.

Total off-balance sheet managed assets as of December 31,

(Millions of dollars)		2011		2010		2009
Securitized Retail Installment Sale Contracts and Finance Leases						
Installment sale contracts securitized	$	—	$	—	$	336
Finance leases securitized		—		—		10
Less: Retained interests (included in Other assets)		—		—		(102)
Off-balance sheet securitized retail receivables	$	—	$	—	$	244
Other Managed Assets						
Retail finance leases	$	133	$	109	$	190
Retail installment sale contracts		48		73		178
Retail notes receivable		39		7		19
Operating leases		15		36		90
Other managed receivables/leases	$	235	$	225	$	477
Total off-balance sheet managed assets	$	235	$	225	$	721

NOTE 3 – EQUIPMENT ON OPERATING LEASES

Components of equipment on operating leases, less accumulated depreciation as of December 31, were as follows:

(Millions of dollars)		2011		2010		2009
Equipment on operating leases, at cost	$	4,082	$	4,241	$	4,562
Less: Accumulated depreciation		(1,471)		(1,530)		(1,575)
Equipment on operating leases, net	$	2,611	$	2,711	$	2,987

At December 31, 2011, scheduled minimum rental payments for operating leases were as follows:

2012		2013		2014		2015		2016		Thereafter		Total
$	704	$	478	$	270	$	128	$	49	$	26	$ 1,655

NOTE 4 – CONCENTRATION OF CREDIT RISK

Our portfolio is primarily comprised of receivables under installment sale contracts, receivables arising from leasing transactions, notes receivable and wholesale financing. Percentages of the total value of our portfolio (total net finance receivables plus equipment on operating leases, less accumulated depreciation) represented by each financing plan as of December 31, were as follows:

	2011	2010	2009
Retail Financing:			
Customer loans	23%	24%	25%
Finance (non-tax) leases	20%	21%	22%
Wholesale financing	18%	12%	8%
Installment sale contracts	15%	18%	19%
Tax leases (operating or finance)	14%	16%	18%
Dealer loans	9%	8%	7%
Government lease-purchase contracts	1%	1%	1%

As of December 31, 2011 and 2010, receivables from customers in construction-related industries made up approximately one-third of our total portfolio. As of December 31, 2009, receivables from customers in construction-related industries made up approximately 40 percent of our total portfolio. As of December 31, 2011, approximately 40 percent of construction-related receivables relates to customers in North America. As of December 31, 2010 and 2009, approximately 45 percent of construction-related receivables relates to customers in North America. No single customer or dealer represented a significant concentration of credit risk. We typically maintain a security interest in retail financed equipment and require physical damage insurance coverage on all financed equipment. See Note 14 for further information concerning business segments.

Regarding our derivative instruments, collateral is not generally required of the counterparties or of our Company. The Company generally enters into International Swap and Derivative Associations (ISDA) master netting agreements, which permit the net settlement of amounts owed. Our exposure to credit loss in the event of nonperformance by the counterparties is limited to only those gains that we have recorded, but for which we have not yet received cash payment. The master netting agreements reduce the amount of loss the Company would incur should the counterparties fail to meet their obligations. As of December 31, 2011, 2010 and 2009, the maximum exposure to credit loss was $342 million, $318 million and $283 million, respectively, before the application of any master netting agreements. See Note 8 for further information concerning derivatives.

NOTE 5 – CREDIT COMMITMENTS

Revolving credit facilities
We have three global credit facilities with a syndicate of banks totaling $8.5 billion (Credit Facility) available in the aggregate to both Caterpillar and us to support our commercial paper programs in the event those programs become unavailable and for general liquidity purposes. Based on management's allocation decision, which can be revised from time to time, the portion of the Credit Facility available to us as of December 31, 2011 was $6.5 billion.

- The 364-day facility of $2.55 billion expires in September 2012.

- The five-year facility of $3.86 billion expires in September 2016.

- The four-year facility of $2.09 billion expires in September 2014.

At December 31, 2011, Caterpillar's consolidated net worth was $19.50 billion, which was above the $9.00 billion required under the Credit Facility. The consolidated net worth is defined as the consolidated stockholder's equity including preferred stock but excluding the pension and other postretirement benefits balance within Accumulated other comprehensive income/(loss).

At December 31, 2011, our covenant interest coverage ratio was 1.60 to 1. This is above the 1.15 to 1 minimum ratio calculated as (1) profit excluding income taxes, interest expense and net gain/(loss) from interest rate derivatives to (2) interest expense calculated at the end of each calendar quarter for the rolling four quarter period then most recently ended.

In addition, at December 31, 2011, both our six-month and year-end covenant leverage ratios were 7.88 to 1. This is below the maximum ratio of debt to net worth of 10 to 1, calculated (1) on a monthly basis as the average of the leverage ratios determined on the last day of each of the six preceding calendar months and (2) at each December 31 required by the Credit Facility.

In the event either Caterpillar or we do not meet one or more of our respective financial covenants under the Credit Facility in the future (and are unable to obtain a consent or waiver), the bank group may terminate the commitments allocated to the party that does not meet its covenants. Additionally, in such event, certain of our other lenders under other loan agreements where similar financial covenants or cross default provisions are applicable, may, at their election, choose to pursue remedies under those loan agreements, including accelerating the repayment of outstanding borrowings. At December 31, 2011, there were no borrowings under the Credit Facility.

Bank borrowings
Credit lines with banks as of December 31, 2011 totaled $3.82 billion. These committed and uncommitted credit lines, which may be eligible for renewal at various future dates or have no specified expiration date, are used primarily by our non-U.S. subsidiaries for local funding requirements. The remaining available credit commitments may be withdrawn any time at the lenders' discretion. As of December 31, 2011, we had $2.11 billion outstanding against these credit lines compared to $2.08 billion as of December 31, 2010, and were in compliance with all debt covenants under these credit lines.

Variable denomination floating rate demand notes
We obtain funding from the sale of variable denomination floating rate demand notes, which may be redeemed at any time at the option of the holder without any material restriction. We do not hold reserves to fund the payment of the demand notes. The notes are offered on a continuous basis by prospectus only.

Notes receivable from/payable to Caterpillar
Under our variable amount lending agreements and other notes receivable with Caterpillar, we may borrow up to $2.12 billion from Caterpillar, and Caterpillar may borrow up to $1.67 billion from us. The agreements are in effect for indefinite periods of time and may be changed or terminated by either party with 30 days notice. We had notes receivable of $327 million outstanding as of December 31, 2011, compared to notes payable of $600 million and notes receivable of $278 million as of December 31, 2010.

In addition, during the first quarter of 2011, we entered into a $2 billion committed credit facility with Caterpillar, which expires in February 2019. We receive a fee from Caterpillar based on amounts drawn under the credit facility and a commitment fee for the undrawn amounts under the credit facility. At December 31, 2011, there were no borrowings under this credit facility.

Secured borrowings
Secured borrowings primarily include the debt related to the asset-backed securitization entities, which were consolidated on January 1, 2010.

NOTE 6 – SHORT-TERM BORROWINGS

Short-term borrowings outstanding as of December 31, were comprised of the following:

(Millions of dollars)	2011 Balance	2011 Avg. Rate	2010 Balance	2010 Avg. Rate	2009 Balance	2009 Avg. Rate
Commercial paper, net	$ 2,818	1.0%	$ 2,710	1.5%	$ 2,233	1.3%
Bank Borrowings	527	7.3%	479	4.9%	793 [(1)]	5.7%
Variable denomination floating rate demand notes	550	0.9%	663	1.1%	695	2.0%
Total	$ 3,895		$ 3,852		$ 3,721	

[(1)]Includes an $11 million short-term note, net.

NOTE 7 – LONG-TERM DEBT

During 2011, we issued $5.647 billion of medium-term notes, of which $4.228 billion were at fixed interest rates and $1.419 billion were at floating interest rates, primarily indexed to LIBOR. At December 31, 2011, the outstanding medium-term notes had remaining maturities ranging up to 17 years.

Long-term debt outstanding as of December 31, was comprised of the following:

(Millions of dollars)	2011 Balance	2011 Avg. Rate	2010 Balance	2010 Avg. Rate	2009 Balance	2009 Avg. Rate
Medium-term notes	$ 20,058	3.9%	$ 17,690	4.6%	$ 20,271	4.6%
Unamortized discount	(10)		(9)		(13)	
Medium-term notes, net	20,048		17,681		20,258	
Bank borrowings	1,583	3.7%	1,603	3.8%	1,265	5.4%
Secured Borrowings	—		78	4.9%	—	
Total	$ 21,631		$ 19,362		$ 21,523	

Long-term debt outstanding as of December 31, 2011, matures as follows:

(Millions of dollars)	
2012	$ 5,102
2013	5,816
2014	4,664
2015	987
2016	1,775
Thereafter	3,287
Total	$ 21,631

The above table includes $220 million of medium-term notes that could be called by us at some point in the future at par value.

NOTE 8 – DERIVATIVE FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Our earnings and cash flow are subject to fluctuations due to changes in foreign currency exchange rates and interest rates. Our Risk Management Policy (policy) allows for the use of derivative financial instruments to prudently manage foreign currency exchange rate and interest rate exposures. Our policy specifies that derivatives are not to be used for speculative purposes. Derivatives that we use are primarily foreign currency forward and option contracts and interest rate swaps. Our derivative activities are subject to the management, direction and control of our senior financial officers. Risk management practices, including the use of financial derivative instruments, are presented to the Audit Committee of the Caterpillar Inc. Board of Directors at least annually.

All derivatives are recognized on the Consolidated Statements of Financial Position at their fair value. On the date the derivative contract is entered into, we designate the derivative as (1) a hedge of the fair value of a recognized asset or liability (fair value hedge), (2) a hedge of a forecasted transaction or the cash flow variability associated with variable-rate debt (cash flow hedge) or (3) an undesignated instrument. Changes in the fair value of a derivative that is qualified, designated and highly effective as a fair value hedge, along with the gain or loss on the hedged recognized asset or liability that is attributable to the hedged risk, are recorded in current earnings. Changes in the fair value of a derivative that is qualified, designated and highly effective as a cash flow hedge are recorded in Accumulated other comprehensive income (loss) (AOCI) on the Consolidated Statements of Financial Position until they are reclassified to earnings in the same period or periods during which the hedged transaction affects earnings. Changes in the fair value of undesignated derivative instruments and the ineffective portion of designated derivative instruments are reported in current earnings. Cash flow from designated derivative financial instruments is classified within the same category as the item being hedged on the Consolidated Statements of Cash Flows. Cash flow from undesignated derivative financial instruments is included in the investing category on the Consolidated Statements of Cash Flows.

We formally document all relationships between hedging instruments and hedged items, as well as the risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair value hedges to specific assets and liabilities on the Consolidated Statements of Financial Position and linking cash flow hedges to specific forecasted transactions or variability of cash flow.

We also formally assess, both at the hedge's inception and on an ongoing basis, whether the designated derivatives that are used in hedging transactions are highly effective in offsetting changes in fair value or cash flow of hedged items. When a derivative is determined not to be highly effective as a hedge or the underlying hedged transaction is no longer probable, we discontinue hedge accounting prospectively, in accordance with derecognition criteria for hedge accounting.

Foreign Currency Exchange Rate Risk
In managing foreign currency risk, our objective is to minimize earnings volatility resulting from conversion and the remeasurement of net foreign currency balance sheet positions. Our policy allows the use of foreign currency forward and option contracts to offset the risk of currency mismatch between our receivables and debt. All such foreign currency forward and option contracts are undesignated.

Interest Rate Risk
Interest rate movements create a degree of risk by affecting the amount of our interest payments and the value of our fixed-rate debt. Our practice is to use interest rate swaps to manage our exposure to interest rate changes and, in some cases, to lower the cost of borrowed funds.

We have a match-funding policy that addresses interest rate risk by aligning the interest rate profile (fixed or floating rate) of our debt portfolio with the interest rate profile of our receivables portfolio within predetermined ranges on an ongoing basis. In connection with that policy, we use interest rate derivative instruments to modify the debt structure to match assets within the receivables portfolio. This matched funding reduces the volatility of margins between interest-bearing assets and interest-bearing liabilities, regardless of which direction interest rates move.

Our policy allows us to use fixed-to-floating, floating-to-fixed and floating-to-floating interest rate swaps to meet the match-funding objective. We designate fixed-to-floating interest rate swaps as fair value hedges to protect debt against changes in fair value due to changes in the benchmark interest rate. We designate most floating-to-fixed interest rate swaps as cash flow hedges to protect against the variability of cash flows due to changes in the benchmark interest rate.

As of December 31, 2011, $4 million of deferred net losses, net of tax, included in equity (AOCI in the Consolidated Statements of Financial Position), related to our floating-to-fixed interest rate swaps, are expected to be reclassified to Interest expense over the next twelve months. The actual amount recorded in Interest expense will vary based on interest rates at the time the hedged transactions impact earnings.

We have, at certain times, liquidated fixed-to-floating interest rate swaps. During the first quarter of 2009, we liquidated fixed-to-floating interest rate swaps that resulted in deferred gains of $187 million, which are included in Long-term debt in the Consolidated Statements of Financial Position. The deferred gains associated with these interest rate swaps are being amortized to Interest expense over the remaining term of the previously designated hedged item.

The location and fair value of derivative instruments reported in the Consolidated Statements of Financial Position are as follows:

(Millions of dollars)

| | | Asset (Liability) Fair Value | | |
| | | December 31, | | |
	Consolidated Statements of Financial Position Location	2011	2010	2009
Designated derivatives				
Interest rate contracts	Other assets	$ 248	$ 211	$ 145
Interest rate contracts	Accrued expenses	(6)	(18)	(100)
		$ 242	$ 193	$ 45
Undesignated derivatives				
Foreign exchange contracts	Other assets	$ 7	$ 6	$ 20
Foreign exchange contracts	Accrued expenses	(16)	(9)	(18)
Interest rate contracts	Other assets	—	—	2
Interest rate contracts	Accrued expenses	(1)	(1)	(6)
		$ (10)	$ (4)	$ (2)

For the years ended December 31, 2011, 2010 and 2009, the deferred gains (losses) recorded in AOCI on the Consolidated Statements of Changes in Stockholder's Equity associated with our cash flow interest rate contract hedges are as follows:

(Millions of dollars)	
Balance as of December 31, 2010, net of tax of $6	$ (14)
Gains (losses) deferred during the year, net of tax of $0	(1)
(Gains) losses reclassified to earnings, net of tax of $3	9
Balance as of December 31, 2011, net of tax of $3	$ (6)

(Millions of dollars)		
Balance as of December 31, 2009, net of tax of $21	$	(41)
Gains (losses) deferred during the year, net of tax of $1		(6)
(Gains) losses reclassified to earnings, net of tax of $16		33
Balance as of December 31, 2010, net of tax of $6	$	(14)

(Millions of dollars)		
Balance as of December 31, 2008, net of tax of $38	$	(70)
Gains (losses) deferred during the year, net of tax of $11		(26)
(Gains) losses reclassified to earnings, net of tax of $28		55
Balance as of December 31, 2009, net of tax of $21	$	(41)

The effect of derivatives designated as hedging instruments on the Consolidated Statements of Profit is as follows:

Fair Value Hedges
(Millions of dollars)

		Year Ended December 31, 2011	
	Classification	**Gains (Losses) on Derivatives**	**Gains (Losses) on Borrowings**
Interest rate contracts	Other income (expense)	$ 39	$ (44)

		Year Ended December 31, 2010	
	Classification	**Gains (Losses) on Derivatives**	**Gains (Losses) on Borrowings**
Interest rate contracts	Other income (expense)	$ 107	$ (98)

		Year Ended December 31, 2009	
	Classification	**Gains (Losses) on Derivatives**	**Gains (Losses) on Borrowings**
Interest rate contracts	Other income (expense)	$ (205)	$ 220

Cash Flow Hedges
(Millions of dollars)

		Year Ended December 31, 2011	
	Classification of Gains (Losses)	Reclassified from AOCI to Earnings (Effective Portion)	Recognized in Earnings (Ineffective Portion)
Interest rate contracts	Interest expense	$ (12)	$ —
Interest rate contracts	Other income (expense)	—	(2)
		$ (12)	$ (2)

		Year Ended December 31, 2010	
	Classification of Gains (Losses)	Reclassified from AOCI to Earnings (Effective Portion)	Recognized in Earnings (Ineffective Portion)
Interest rate contracts	Interest expense	$ (49)	$ —
Interest rate contracts	Other income (expense)	—	(1)
		$ (49)	$ (1)

		Year Ended December 31, 2009	
	Classification of Gains (Losses)	Reclassified from AOCI to Earnings (Effective Portion)	Recognized in Earnings (Ineffective Portion)
Interest rate contracts	Interest expense	$ (83)	$ —
Interest rate contracts	Other income (expense)	—	9
		$ (83)	$ 9

The effect of derivatives not designated as hedging instruments on the Consolidated Statements of Profit is as follows for the years ended December 31:

Undesignated Derivatives
(Millions of dollars)

	Classification of Gains or (Losses)	2011	2010	2009
Foreign exchange contracts	Other income (expense)	$ (15)	$ 16	$ (134)
Interest rate contracts	Other income (expense)	—	2	3
		$ (15)	$ 18	$ (131)

NOTE 9 – COMMITMENTS AND CONTINGENT LIABILITIES

We provide loan guarantees to third-party lenders for financing associated with machinery purchased by customers. These guarantees have varying terms and are secured by the machinery. In addition, we participate in standby letters of credit issued to third parties on behalf of our customers. These standby letters of credit have varying terms and beneficiaries and are secured by customer assets.

We have provided a limited indemnity to a third-party bank resulting from the assignment of certain leases to that bank. The indemnity is for the possibility that the insurers of these leases would become insolvent. The indemnity expires December 15, 2012 and is unsecured.

No loss has been experienced or is anticipated under any of these guarantees. At December 31, 2011, 2010 and 2009, the recorded liability for these guarantees was $2 million, $3 million and $4 million, respectively. The maximum potential amount of future payments (undiscounted and without reduction for any amounts that may possibly be recovered under recourse or collateralized provisions) we could be required to make under the guarantees are as follows:

(Millions of dollars)	2011	2010	2009
Guarantees with customers	$ 159	$ 139	$ 157
Limited indemnity	11	17	20
Total guarantees	$ 170	$ 156	$ 177

We provide guarantees to repurchase certain loans of Caterpillar dealers from a special purpose corporation (SPC) that qualifies as a VIE (see Note 1B for additional information regarding the accounting guidance on the consolidation of VIEs). The purpose of the SPC is to provide short-term working capital loans to Caterpillar dealers. This SPC issues commercial paper and uses the proceeds to fund its loan program. We have a loan purchase agreement with the SPC that obligates us to purchase certain loans that are not paid at maturity. We receive a fee for providing this guarantee, which provides a source of liquidity for the SPC. We are the primary beneficiary of the SPC as our guarantees result in us having both the power to direct the activities that most significantly impact the SPC's economic performance and the obligation to absorb losses, and therefore we have consolidated the financial statements of the SPC. As of December 31, 2011, 2010 and 2009, the SPC's assets of $586 million, $365 million and $231 million, respectively, are primarily comprised of loans to dealers, which are included in Retail notes receivable in the Consolidated Statements of Financial Position, and the SPC's liabilities of $586 million, $365 million and $231 million, respectively, are primarily comprised of commercial paper, which is included in Short-term borrowings in the Consolidated Statements of Financial Position. No loss has been experienced or is anticipated under this loan purchase agreement. Our assets are not available to pay creditors of the SPC, except to the extent we may be obligated to perform under the guarantee, and assets of the SPC are not available to pay our creditors.

We are party to agreements in the normal course of business with selected customers and Caterpillar dealers in which we commit to provide a set dollar amount of financing on a pre-approved basis. We also provide lines of credit to selected customers and Caterpillar dealers, of which a portion remains unused as of the end of the period. Commitments and lines of credit generally have fixed expiration dates or other termination clauses. It has been our experience that not all commitments and lines of credit will be used. Management applies the same credit policies when making commitments and granting lines of credit as it does for any other financing. We do not require collateral for these commitments/lines, but if credit is extended, collateral may be required upon funding. As of December 31, 2011, 2010 and 2009, the amount of the unused commitments and lines of credit for dealers was $6.599 billion, $6.577 billion and $7.486 billion, respectively. As of December 31, 2011, 2010 and 2009, the amount of the unused commitments and lines of credit for customers was $2.785 billion, $2.613 billion and $2.089 billion, respectively.

We are involved in unresolved legal actions that arise in the normal course of business. The majority of these unresolved actions involve claims to recover collateral, claims pursuant to customer bankruptcies and the pursuit of deficiency amounts. Although it is not possible to predict with certainty the outcome of our unresolved legal actions or the range of probable loss, we believe that these unresolved legal actions will neither individually nor in the aggregate have a material adverse effect on our consolidated financial position, liquidity or results of operations.

NOTE 10 – INCOME TAXES

The components of Profit before income taxes for the years ended December 31, were as follows:

(Millions of dollars)	2011	2010	2009
U.S.	$ 49	$ (50)	$ (87)
Non-U.S.	455	379	407
Total	$ 504	$ 329	$ 320

Profit (loss) before income taxes, as shown above, is based on the location of the entity to which such earnings are attributable. Where an entity's earnings are subject to taxation, however, may not correlate solely to where an entity is located. Thus, the income tax provision shown below as U.S. or non-U.S. may not correspond to the earnings shown above.

The components of the Provision for income taxes were as follows for the years ended December 31:

(Millions of dollars)	2011	2010	2009
Current income tax provision (benefit):			
U.S.	$ (14)	$ (43)	$ (74)
Non-U.S.	164	109	132
State (U.S.)	2	(1)	5
	152	65	63
Deferred income tax provision (benefit):			
U.S.	(5)	(8)	3
Non-U.S.	(32)	(14)	(6)
State (U.S.)	(4)	(3)	(15)
	(41)	(25)	(18)
Total Provision for income taxes	$ 111	$ 40	$ 45

Current income tax provision is the amount of income taxes reported or expected to be reported on our income tax returns. Under our tax sharing agreement with Caterpillar, we have paid to or received from (or will pay to or will receive from) Caterpillar, our allocated share of certain income tax liabilities or benefits.

The actual Provision for income taxes differs from the Provision for income taxes that would result from applying the U.S. statutory rate to Profit before income taxes for the years ended December 31, for the reasons set forth in the following reconciliation:

(Millions of dollars)	2011		2010		2009	
Taxes computed at U.S. statutory rates	$ 176	35.0 %	$ 115	35.0 %	$ 112	35.0 %
(Decreases) increases in taxes resulting from:						
State Income Tax, net of Federal Tax	(1)	(0.2)%	(2)	(0.6)%	(7)	(2.2)%
Prior Year Non-U.S. tax and interest adjustment – Refund Claim	—	—	(10)	(3.0)%	(6)	(1.9)%
Prior Year Non-U.S. tax and interest adjustment - Other	(15)	(3.0)%	(12)	(3.6)%	—	—
Subsidiaries' results subject to tax rates other than U.S. statutory rates	(46)	(9.1)%	(47)	(14.2)%	(48)	(15.0)%
Other, net	(3)	(0.6)%	(4)	(1.2)%	(6)	(1.9)%
Provision for income taxes	$ 111	22.1 %	$ 40	12.4 %	$ 45	14.0 %

The prior year Non-U.S. tax and interest adjustment recorded in 2011 of $15 million relates to a cumulative correction of immaterial errors in deferred tax amounts reported in prior periods in various non-U.S. tax jurisdictions.

The prior year Non-U.S. tax and interest adjustment recorded in 2010 of $22 million includes a benefit of $10 million from an income tax refund claim related to a prior year return and a tax benefit of $12 million related to the true-up of estimated amounts used in the 2009 tax provision to the returns as filed in other non-U.S. tax jurisdictions.

We have recorded income tax expense at U.S. tax rates on all profits, except for undistributed profits of non-U.S. subsidiaries, which are considered indefinitely reinvested. Determination of the amount of unrecognized deferred income tax liability related to indefinitely reinvested profits is not feasible.

Accounting for income taxes under U.S. GAAP requires individual tax-paying entities of the Company to offset deferred income tax assets and liabilities within each particular tax jurisdiction and present them as a single amount in the Consolidated Statements of Financial Position. Amounts in different tax jurisdictions cannot be offset against each other. The amounts of deferred income taxes at December 31, included in the following lines in our Consolidated Statements of Financial Position were:

(Millions of dollars)	2011	2010	2009
Assets:			
Deferred and refundable income taxes	$ 84	$ 85	$ 65
Liabilities:			
Deferred income taxes and other liabilities	(584)	(594)	(517)
Deferred income taxes - net	$ (500)	$ (509)	$ (452)

Differences between accounting rules and income tax laws cause differences between the bases of certain assets and liabilities for financial reporting and income tax purposes. The income tax effects of these differences, to the extent they are temporary, are recorded as deferred income tax assets and liabilities netted by tax jurisdiction and taxpayer.

Our consolidated deferred income taxes consisted of the following components as of December 31:

(Millions of dollars)		2011		2010		2009
Deferred tax assets:						
Allowance for credit losses	$	114	$	91	$	78
Tax credit carryforwards		13		24		22
Deferred income taxes on derivative instruments and retained interests		3		7		23
Net operating loss carryforwards		69		92		85
		199		214		208
Deferred income tax liabilities - primarily lease basis differences		(497)		(546)		(558)
Valuation allowance for deferred income tax assets		(9)		(8)		(6)
Deferred income tax on translation adjustment		(193)		(169)		(96)
		(699)		(723)		(660)
Deferred income taxes – net	$	(500)	$	(509)	$	(452)

As of December 31, 2011, amounts and expiration dates of net operating loss (NOL) carryforwards in various U.S. state taxing jurisdictions were:

(Millions of dollars)											
2012		2013		2014		2015		2016-2031		Total	
$	—	$	—	$	—	$	—	$	195	$	195

The gross deferred income tax asset associated with these NOL carryforwards is $15 million as of December 31, 2011, partially offset by a valuation allowance of $5 million. The valuation allowance indicates the loss carryforwards are likely to expire prior to utilization.

In some U.S. state income tax jurisdictions, we join with other Caterpillar entities in filing combined income tax returns. In other U.S. state income tax jurisdictions, we file on a separate, stand-alone basis.

As of December 31, 2011, amounts and expiration dates of NOL carryforwards in various non-U.S. taxing jurisdictions were:

(Millions of dollars)													
2012		2013		2014		2015		2016-2027		Unlimited		Total	
$	—	$	—	$	3	$	5	$	75	$	152	$	235

Valuation allowances totaling $4 million have been recorded at certain non-U.S. subsidiaries that have not yet demonstrated consistent and/or sustainable profitability to support the recognition of net deferred income tax assets.

35

As of December 31, 2011, amounts and expiration dates of U.S. foreign tax credits available to carry forward were:

(Millions of dollars)					
2012-2018	2019	2020	2021	2022	Total
$ —	$ 3	$ 11	$ —	$ —	$ 14

A reconciliation of the beginning and ending amounts of gross unrecognized income tax benefits for uncertain income tax positions, including positions impacting only the timing of income tax benefits is as follows:

(Millions of dollars)	2011	2010	2009
Reconciliation of unrecognized income tax benefits[1]:			
Balance at beginning of year	$ 7	$ 7	$ 21
Additions for income tax positions related to prior year	—	—	1
Reductions for income tax positions related to prior year	(7)	—	(8)
Reductions for income tax positions related to settlements[2]	—	—	(7)
Balance at end of year	$ —	$ 7	$ 7
Amount that, if recognized, would impact the effective tax rate	$ —	$ 2	$ 2

[1]Foreign currency translation amounts are included within each line as applicable.
[2]Includes cash payment or other reduction of assets to settle liability.

We classify interest and penalties on income taxes as a component of the Provision for income taxes. During the year ended December 31, 2011, we recognized a benefit of less than $1 million in interest and penalties. During the years ended December 31, 2010 and 2009, we recognized expense of less than $1 million and a benefit of $1 million, respectively. For the years ended December 31, 2011, 2010 and 2009, the total amount of accrued interest and penalties was $5 million, $5 million and $5 million, respectively.

It is reasonably possible that the amount of unrecognized income tax benefits will change in the next 12 months. However, we do not expect the change to have a significant impact on our results of operations or financial position.

The U.S. Internal Revenue Service (IRS) is currently examining U.S. tax returns for 2007 to 2009 and has completed its field examination of our U.S. income tax returns for 1992 to 2006 as part of the overall Caterpillar examination. For tax years 1992 to 1994, Caterpillar expects to litigate issues unrelated to us. In 2009, we reached a settlement with the IRS for tax years 1995 to 1999. For tax years 2000 to 2006, we are in the appeals process for unagreed adjustments primarily related to export tax benefits unrelated to us. In the opinion of management, the ultimate disposition of all matters related to each of the aforementioned audit cycles will not have a material adverse effect on our financial position, liquidity or results of operations.

In our major non-U.S. jurisdictions, tax years are typically subject to examination for three to six years.

NOTE 11 – FAIR VALUE DISCLOSURES

A. Fair Value Measurements

The guidance on fair value measurements defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. This guidance also specifies a fair value hierarchy based upon the observability of inputs used in valuation techniques. Observable inputs (highest level) reflect market data obtained from independent sources, while unobservable inputs (lowest level) reflect internally developed market assumptions. In accordance with this guidance, fair value measurements are classified under the following hierarchy:

- **Level 1** – Quoted prices for identical instruments in active markets.
- **Level 2** – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs or significant value-drivers are observable in active markets.
- **Level 3** – Model-derived valuations in which one or more significant inputs or significant value-drivers are unobservable.

We make use of observable market-based inputs to calculate fair value, in which case the measurements are classified within Level 2. If quoted or observable market prices are not available, fair value is based upon internally developed models that use, where possible, current market-based parameters such as interest rates, yield curves and currency rates. These measurements are classified within Level 3.

Fair value measurements are classified according to the lowest level input or value-driver that is significant to the valuation. A measurement may therefore be classified within Level 3 even though there may be significant inputs that are readily observable.

The guidance on fair value measurements expanded the definition of fair value to include the consideration of nonperformance risk. Nonperformance risk refers to the risk that an obligation (either by a counterparty or us) will not be fulfilled. For financial assets traded in an active market (Level 1), the nonperformance risk is included in the market price. For certain other financial assets and liabilities (Level 2 and 3), our fair value calculations have been adjusted accordingly.

Derivative financial instruments
The fair value of interest rate swap derivatives is primarily based on standard industry accepted valuation models that utilize the appropriate market-based forward swap curves and zero-coupon interest rates to determine discounted cash flows. The fair value of foreign currency forward contracts is based on a standard industry accepted valuation model that discounts cash flows resulting from the differential between the contract price and the market-based forward rate.

Securitized retained interests
The fair value of securitized retained interests was based upon a valuation model that calculated the present value of future expected cash flows, which used key assumptions for credit losses, prepayment rates and discount rates. These assumptions were based on our historical experience, market trends and anticipated performance relative to the particular assets securitized.

Guarantees
The fair value of guarantees is based on our estimate of the premium a market participant would require to issue the same guarantee in a stand-alone arms-length transaction with an unrelated party. If quoted or observable market prices are not available, fair value is based upon internally developed models that utilize current market-based assumptions.

Assets and liabilities measured on a recurring basis at fair value included in our Consolidated Statements of Financial Position are summarized below:

(Millions of dollars)

| | December 31, 2011 | | | |
	Level 1	Level 2	Level 3	Total Assets/Liabilities, at Fair Value
Assets				
Derivative financial instruments, net	$ —	$ 232	$ —	$ 232
Total Assets	$ —	$ 232	$ —	$ 232
Liabilities				
Guarantees	$ —	$ —	$ 2	$ 2
Total Liabilities	$ —	$ —	$ 2	$ 2

| | December 31, 2010 | | | |
	Level 1	Level 2	Level 3	Total Assets/Liabilities, at Fair Value
Assets				
Derivative financial instruments, net	$ —	$ 189	$ —	$ 189
Total Assets	$ —	$ 189	$ —	$ 189
Liabilities				
Guarantees	$ —	$ —	$ 3	$ 3
Total Liabilities	$ —	$ —	$ 3	$ 3

| | December 31, 2009 | | | |
	Level 1	Level 2	Level 3	Total Assets/Liabilities, at Fair Value
Assets				
Derivative financial instruments, net	$ —	$ 43	$ —	$ 43
Securitized retained interests	—	—	102	102
Total Assets	$ —	$ 43	$ 102	$ 145
Liabilities				
Guarantees	$ —	$ —	$ 4	$ 4
Total Liabilities	$ —	$ —	$ 4	$ 4

Below are roll-forwards of assets and liabilities measured at fair value using Level 3 inputs for the years ended December 31, 2011, 2010 and 2009. These instruments were valued using pricing models that, in management's judgment, reflect the assumptions of a marketplace participant.

(Millions of dollars)	Securitized Retained Interests		Guarantees	
Balance as of December 31, 2008	$	52	$	2
Gains or (losses) included in earnings (realized/unrealized)[1]		(31)		—
Changes in Accumulated other comprehensive income/(loss)		6		—
Purchases, issuances and settlements		75		2
Balance as of December 31, 2009	$	102	$	4
Adjustment to adopt consolidation of variable-interest entities		(102)		—
Issuance of guarantees		—		7
Expiration of guarantees		—		(8)
Balance as of December 31, 2010	$	—	$	3
Issuance of guarantees		—		4
Expiration of guarantees		—		(5)
Balance as of December 31, 2011	$	—	$	2

[1]Included in Other revenues, net, in the Consolidated Statements of Profit.

The amount of unrealized net losses on securitized retained interests included in earnings for the year ended December 31, 2009 related to assets still held at December 31, 2009 was $28 million. These losses were reported in Other revenues, net, in the Consolidated Statements of Profit.

In addition to the amounts above, we had impaired loans with a fair value of $141 million, $171 million and $208 million as of December 31, 2011, 2010 and 2009, respectively. A loan is considered impaired when management determines that collection of contractual amounts due is not probable. In these cases, an allowance for credit losses is established based primarily on the fair value of associated collateral. As the collateral's fair value is based on observable market prices and/or current appraised values, the impaired loans are classified as Level 2 measurements.

B. Fair Values of Financial Instruments

In addition to the methods and assumptions we use to record the fair value of financial instruments as discussed in the Fair Value Measurements section above, we used the following methods and assumptions to estimate the fair value of our financial instruments.

Cash and cash equivalents – carrying amount approximated fair value.

Finance receivables, net – fair value was estimated by discounting the future cash flows using current rates, representative of receivables with similar remaining maturities.

Restricted cash and cash equivalents – carrying amount approximated fair value.

Short-term borrowings – carrying amount approximated fair value.

Long-term debt – fair value on fixed and floating-rate debt was estimated based on quoted market prices.

Please refer to the table below for the fair values of our financial instruments.

(Millions of dollars)	2011		2010		2009	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	$ 1,176	$ 1,176	$ 1,676	$ 1,676	$ 2,536	$ 2,536
Foreign currency contracts:						
In a receivable position	$ 7	$ 7	$ 6	$ 6	$ 20	$ 20
In a payable position	$ (16)	$ (16)	$ (9)	$ (9)	$ (18)	$ (18)
Finance receivables, net (excluding finance leases[1])	$ 17,431	$ 17,172	$ 15,444	$ 15,311	$ 14,809	$ 14,952
Restricted cash and cash equivalents[2]	$ 64	$ 64	$ 91	$ 91	$ —	$ —
Short-term borrowings	$ (3,895)	$ (3,895)	$ (3,852)	$ (3,852)	$ (3,721)	$ (3,721)
Long-term debt	$ (21,631)	$ (22,674)	$ (19,362)	$ (20,364)	$ (21,523)	$ (22,296)
Interest rate swaps:						
In a net receivable position	$ 248	$ 248	$ 211	$ 211	$ 147	$ 147
In a net payable position	$ (7)	$ (7)	$ (19)	$ (19)	$ (106)	$ (106)
Securitized retained interests	$ —	$ —	$ —	$ —	$ 102	$ 102
Guarantees	$ (2)	$ (2)	$ (3)	$ (3)	$ (4)	$ (4)

[1] As of December 31, 2011, 2010 and 2009, represents finance leases with a net carrying value of $7,325 million, $7,299 million and $7,780 million, respectively.
[2] Included in Other assets in the Consolidated Statements of Financial Position.

NOTE 12 – TRANSACTIONS WITH RELATED PARTIES

We have a Support Agreement with Caterpillar, which provides that Caterpillar will (1) remain, directly or indirectly, our sole owner; (2) cause us to maintain a net worth of at least $20 million and (3) ensure that we maintain a ratio of profit before income taxes and interest expense to interest expense calculated on an annual basis (as defined by the Support Agreement) of not less than 1.15 to 1. In 2011, 2010 and 2009, Caterpillar did not make any significant capital contributions. Although this agreement can be modified or terminated by either party, any modification or termination which would adversely affect holders of our debt is required to be approved by holders of 66-2/3 percent of the aggregate outstanding debt. Any modification or termination which would adversely affect the lenders under the Credit Facility requires their approval. Caterpillar's obligation under this agreement is not directly enforceable by any of our creditors and does not constitute a guarantee of any of our obligations. A cash dividend totaling $600 million was paid to Caterpillar in 2011, $300 million was paid in the first quarter of 2011 and $300 million was paid in the third quarter of 2011. A cash dividend of $600 million was paid to Caterpillar in the first quarter of 2010. A cash dividend was neither declared nor paid in 2009.

The rates/prices for our transactions with Caterpillar are set based on arms-length transactions.

We have variable amount lending agreements and other notes receivable with Caterpillar. Under these agreements, we may borrow up to $2.12 billion from Caterpillar, and Caterpillar may borrow up to $1.67 billion from us. The agreements are in effect for indefinite periods of time and may be changed or terminated by either party with 30 days notice. During January of 2011, we entered into a $2.0 billion committed credit facility with Caterpillar, which expires in February 2019. Under this agreement, we receive a fee from Caterpillar based on amounts drawn under the credit facility and a commitment fee for the undrawn amounts under the credit facility. Information concerning these agreements is as follows:

(Millions of dollars)	2011	2010	2009
Notes payable as of December 31,	$ —	$ 600	$ 26
Notes receivable as of December 31,	$ 327	$ 278	$ 1,094
Interest expense	$ 1	$ 3	$ 3
Interest income on Notes Receivable with Caterpillar[1]	$ 16	$ 73	$ 93
Fees on credit facility with Caterpillar[1]	$ 40	$ —	$ —

[1]Included in Other revenues, net in the Consolidated Statements of Profit.

We have agreements with Caterpillar to purchase, at a discount, certain receivables generated by sales of products to Caterpillar dealers and customers. Under these programs, we use a portion of collections each week to purchase additional receivables. Information pertaining to these purchases is as below:

(Millions of dollars)	2011	2010	2009
Purchases made	$ 32,068	$ 16,513	$ 12,497
Discounts earned	$ 212	$ 139	$ 163
Balance as of December 31,	$ 3,154	$ 1,815	$ 1,073

We participate in certain marketing programs sponsored by Caterpillar by providing financing to customers at rates below standard rates. Under these programs, Caterpillar subsidizes an amount at the outset of the transaction, which we then recognize as revenue over the term of the financing. During 2011, 2010 and 2009, relative to such programs, we received $131 million, $117 million and $120 million, respectively.

We participate in various benefit plans, which are administered by Caterpillar. These plans include employee medical plans and postretirement benefit plans. We reimburse Caterpillar for these charges. During 2011, 2010 and 2009, these charges amounted to $23 million, $23 million and $23 million, respectively. Included in these charges are contributions to defined benefit plans in the amount of $7 million, $8 million and $7 million, respectively, for 2011, 2010 and 2009. These contributions are related to our participation in the following defined benefit plans that are administered by Caterpillar: the Caterpillar Inc. Retirement Income Plan, the Caterpillar Inc. Supplemental Retirement Plan and the Caterpillar Inc. Retiree Benefit Program. In addition, we participate in the Caterpillar stock incentive plans. In 2011, 2010 and 2009, Caterpillar allocated to us $8 million, $7 million and $5 million, respectively, in expenses related to stock based compensation. In addition, Caterpillar provides operational and administrative support, which is integral to the conduct of our business. In 2011, 2010 and 2009, these operational and support charges for which we reimburse Caterpillar amounted to $27 million, $23 million and $19 million, respectively.

We provide administrative support services to certain Caterpillar subsidiaries. Caterpillar reimburses us for these charges. During 2011, 2010 and 2009, these charges amounted to $9 million, $8 million and $9 million, respectively.

When appropriate, we combine certain income tax filings with those of Caterpillar. In such instances, we pay to or receive from Caterpillar our allocated share of income taxes or credits, in accordance with our tax sharing agreement with Caterpillar.

In 2009, we acquired Caterpillar Japan Limited's noncontrolling interest for $6 million.

NOTE 13 – LEASES

We lease our offices and other property through operating leases. Rental expense is charged to operations as incurred. For 2011, 2010 and 2009, total rental expense for operating leases was $15 million, $16 million and $15 million, respectively. At December 31, 2011, minimum payments for operating leases having initial or remaining non-cancelable terms in excess of one year are:

(Millions of dollars)		
2012	$	14
2013		13
2014		11
2015		11
2016		10
Thereafter		42
Total	$	101

NOTE 14 – SEGMENT INFORMATION

A. Description of segments

Our segment data is based on disclosure requirements of accounting guidance on segment reporting, which requires that financial information be reported on the basis that is used internally for measuring segment performance. Internally, we report information for operating segments based on management responsibility. Our operating segments offer primarily the same types of services within each of the respective segments. The operating segments are as follows:

- North America: We have offices in the United States and Canada that serve local dealers and customers.
- Europe and Caterpillar Power Finance: This segment includes our offices that serve dealers and customers in Europe, Africa, Middle East and the Commonwealth of Independent States. This segment also includes Caterpillar Power Finance (CPF), which finances marine vessels with Caterpillar engines worldwide and also provides debt financing for Caterpillar electrical power generation, gas compression and co-generation systems, as well as non-Caterpillar equipment that is powered by these systems worldwide.
- Asia/Pacific: This segment includes offices in Australia, China, Japan, South Korea and Southeast Asia that serve local dealers and customers.
- Latin America: We have offices in Brazil, Mexico and Chile that serve local dealers and customers in Central and South America.
- Mining: This segment includes large mining customers worldwide. This segment also provides project financing in various countries.

To align with changes in our executive management responsibilities at Cat Financial, our management reporting structure was updated effective January 1, 2012. Prior year data has been revised to conform to the 2012 presentation.

B. Measurement and reconciliations

Debt and other expenses are allocated to operating segments based on their respective portfolios. The related Interest expense is calculated based on the amount of allocated debt and the rates associated with that debt. The Provision for credit losses included in each segment's profit is based on each segment's share of the Company's Allowance for credit losses.

Reconciling items are created based on accounting differences between segment reporting and our consolidated external reporting. For the reconciliation of profit before income taxes, we have grouped the reconciling items as follows:

- **Unallocated:** This item is related to corporate requirements and strategies that are considered to be for the benefit of the entire organization. Also included are the consolidated results of the special purpose corporation (see Note 9 for additional information) and other miscellaneous items.
- **Timing:** Timing differences in the recognition of costs between segment reporting and consolidated external reporting.
- **Methodology:** Methodology differences between our segment reporting and our external reporting are as follows:
  - Segment assets include other managed assets for which we typically maintain servicing responsibilities.
  - Interest expense includes realized forward points on foreign currency forward contracts, with the mark-to-market elements of the forward exchange contracts included as a methodology difference.
  - The profit attributable to noncontrolling interests is considered a component of segment profit.

As noted above, the segment information is presented on a management-reporting basis. Unlike financial reporting, there is no authoritative guidance for management reporting equivalent to U.S. GAAP.

Supplemental segment data and reconciliations to consolidated external reporting for the years ended December 31,

(Millions of dollars) 2011	Revenues	Segment Profit	Interest Expense	Depreciation on equipment leased to others	Provision for credit losses	Segment Assets at December 31, 2011	Capital expenditures
North America	$ 966	$ 221	$ 314	$ 276	$ 34	$ 11,177	$ 530
Europe and CPF	502	53	148	89	105	6,601	118
Asia/Pacific	333	111	130	16	28	4,557	42
Latin America	350	110	128	47	17	3,947	175
Mining	446	76	87	260	3	2,645	321
Total Segments	2,597	571	807	688	187	28,927	1,186
Unallocated	70	(55)	22	2	2	1,350	3
Timing	(22)	(6)	12	—	(13)	67	1
Methodology	—	(6)	(14)	—	—	15	—
Inter-segment Eliminations	—	—	—	—	—	(247)	—
Total	$ 2,645	$ 504	$ 827	$ 690	$ 176	$ 30,112	$ 1,190

(Millions of dollars)

2010	Revenues	Segment Profit	Interest Expense	Depreciation on equipment leased to others	Provision for credit losses	Segment Assets at December 31, 2010	Capital expenditures
North America	$ 985	$ 46	$ 380	$ 302	$ 120	$ 11,111	$ 512
Europe and CPF	498	79	182	92	50	6,884	120
Asia/Pacific	441	96	138	133	25	4,315	21
Latin America	297	101	121	29	9	3,391	109
Mining	252	48	62	131	(3)	1,523	156
Total Segments	2,473	370	883	687	201	27,224	918
Unallocated	104	(19)	28	3	—	1,617	40
Timing	(25)	(31)	14	—	12	113	1
Methodology	—	9	(8)	—	—	(21)	—
Inter-segment Eliminations	—	—	—	—	—	(181)	—
Total	$ 2,552	$ 329	$ 917	$ 690	$ 213	$ 28,752	$ 959

2009	Revenues	Segment Profit	Interest Expense	Depreciation on equipment leased to others	Provision for credit losses	Segment Assets at December 31, 2009	Capital expenditures
North America	$ 1,080	$ 31	$ 429	$ 347	$ 139	$ 11,727	$ 475
Europe and CPF	591	73	229	106	73	8,176	97
Asia/Pacific	412	101	143	121	(10)	3,870	5
Latin America	276	85	136	22	5	3,101	78
Mining	233	29	68	114	10	1,842	256
Total Segments	2,592	319	1,005	710	217	28,716	911
Unallocated	144	(16)	72	3	12	2,801	63
Timing	(22)	16	—	—	2	67	2
Methodology	—	1	(29)	—	—	(577)	—
Inter-segment Eliminations	—	—	—	—	—	(359)	—
Total	$ 2,714	$ 320	$ 1,048	$ 713	$ 231	$ 30,648	$ 976

Inside and outside the United States:

(Millions of dollars)		2011		2010		2009
Revenue						
Inside U.S.	$	1,112	$	1,138	$	1,338
Inside Canada		374		362		348
Inside Australia		259		222		188
All other		900		830		840
Total	$	2,645	$	2,552	$	2,714

Equipment on Operating Leases and Non-Leased Equipment (included in Other Assets), Net		2011		2010		2009
Inside U.S.	$	986	$	1,044	$	1,246
Inside Canada		771		818		901
Inside Australia		314		343		325
All other		592		567		604
Total	$	2,663	$	2,772	$	3,076

NOTE 15 – SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

(Millions of dollars) 2011	First quarter		Second quarter		Third quarter		Fourth quarter	
Total revenues	$	640	$	675	$	668	$	662
Profit before taxes	$	115	$	152	$	126	$	111
Profit	$	83	$	107	$	93	$	95

2010	First quarter		Second quarter		Third quarter		Fourth quarter	
Total revenues	$	631	$	648	$	640	$	633
Profit before taxes	$	71	$	95	$	89	$	74
Profit	$	53	$	82	$	73	$	70

2009	First quarter		Second quarter		Third quarter		Fourth quarter	
Total revenues	$	681	$	700	$	676	$	657
Profit before taxes	$	71	$	122	$	80	$	47
Profit	$	51	$	89	$	76	$	43